December 2, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Response dated September 30, 2016 File No. 333-12222

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 4, 2016 (the “Comment Letter”), relating to the response of China Mobile Limited (the “Company”), dated September 30, 2016 (the “Response”), to the Division’s comment letter in respect of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), which was filed with the Commission on April 26, 2016. The Company expresses its appreciation to the Staff for taking the time to review the Response, and for providing the helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

SEC Comment No. 1

We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the China Tower transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16. 24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and China Tower are all controlled or ultimately controlled by the People’s Republic of China.

Response to Comment No. 1

Before the Company’s transfer of the telecommunications towers and related assets (“Tower Assets”) to China Tower, the Tower Assets had been used solely for the purpose of supporting the Company’s business of providing telecommunications services. Before the Company’s transfer of the Tower Assets, the Tower Assets had never been operated by the Company as a separate business and were non-revenue generating in nature on a standalone basis. Upon the completion of the transaction, China Tower has started to centrally manage the tower assets transferred from the three telecommunications operators as well as to build new tower assets and then lease those assets to three telecommunications operators to address the issues of uneven distribution of infrastructure resources and reduce the overall capital expenditure within the industry going forward, and enhance the centralized, efficient operation and sharing of telecommunications resources.

Mr. Pacho

The fact that the Company, the other two telecommunications operators and China Tower are all ultimately controlled by the government of the People’s Republic of China (the “PRC”) does not necessarily lead to a conclusion that the transaction of the transfer of the tower assets by the respective three telecommunications operators to China Tower lacks commercial substance because IAS 16 focuses on the question whether there is a change in the configuration of the cash flows as a result of the exchange of transaction. China Tower is operated by a management team separately from those of the three telecommunications operators. The transaction price for the transfer of Tower Assets to China Tower and the subsequent lease arrangement were negotiated by the independent management of the respective companies without involvement or influence by the government and were based on normal commercial terms in the ordinary and usual course of business of the respective companies. The terms of the transaction are fair and reasonable and in the interests of each party involved in the transaction. The transaction was appropriately approved following the respective companies’ corporate governance and, in respect of the Company, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In addition, the cash consideration paid by China Reform Holdings Corporation Ltd. (“CRHC”) to subscribe new shares issued by China Tower at the stock price of RMB1 per share was the same as the fair value of each equity share that the Company received as consideration for transferring the Tower Assets.

When accounting for the transfer of Tower Assets to China Tower, the Company duly considered the requirements of paragraph 24 and paragraph 25 under IAS 16, which require that the exchange of a non-monetary asset for another or a combination of monetary and non-monetary assets should be recorded at fair value, unless the transaction lacks commercial substance or the fair value of the assets received or the assets transferred is not reliably measurable. Based on the foregoing reasons and those set forth below, the Company believed that the transaction of transfer of Tower Assets has commercial substance as there is a change in the configuration (including risk, timing and amount) of the cash flows and such change is significantly relative to the fair value of the assets exchanged under paragraph 25 of IAS 16:

•	Before the transfer of Tower Assets to China Tower, the Company constructed all the tower assets needed by itself. After the transaction, the centralised construction of the telecommunications towers and the ancillary facilities has been undertaken by China Tower. The transaction enables the Company to increase the network coverage through its access to the tower assets originally transferred by the other two telecommunications operators and at the same time reduces its capital expenditures. There is a valid commercial purpose behind the transaction. The transaction also enables the Company to focus on its core business and develop new businesses to maintain its market leader position in the PRC;

Mr. Pacho

•	Before the transaction, the Tower Assets were all controlled and used by the Company. The Company incurred cash outflow in relation to operation and maintenance costs for existing tower assets and capital expenditure for new tower assets. There was no direct cash inflow from operating the tower assets. With the sales of Tower Assets, the Company received cash and equity consideration from China Tower and it has future cash outflows of payment of leasing fees under its lease agreement with China Tower. In addition, the Company has future cash inflow from the receipt of dividend from China Tower, and may enjoy the potential capital gains from any sales of the share. However, as one of the shareholders of China Tower, the Company does not have any control over, China Tower’s decision makings, including dividend distribution policy. There is a significant change in the timing and amount of cash flows from the Company’s operating fixed assets to its investment in associate; and

•	Upon the completion of the transaction, the risk profile of equity shares of China Tower owned by the Company included not only the operational risks (such as market risk, tenancy risk etc.) and physical risk of the Tower Assets originally owned by the Company, but also from those Tower Assets contributed by other two telecommunications operators, as well as those newly constructed tower assets by China Tower. Accordingly, the configuration of cash flows are expected to have a significant change.

As a result, the Company concluded that the transaction of transfer of Tower Assets has commercial substance considering it met the requirements of paragraph 24 and paragraph 25 under IAS 16 as stated above.

SEC Comment No. 2

We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by China Tower to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to China Tower. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with China Tower and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

Mr. Pacho

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of China Tower equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of China Tower).

Response to Comment No. 2

Upon completion of the transaction, the Company’s investment cost in China Tower increased accordingly and was determined by the fair value of the Tower Assets. The depreciated replacement cost method (the “DRC Method”) was primarily adopted by the Company when determining the fair value of the Tower Assets transferred to China Tower. Based on the prevailing market condition, the Company considered that the “highest and best use” of Tower Assets from a market participant’s perspective under paragraph 27 and paragraph 29 of IFRS 13 is to provide the transmission support for the provision of the telecommunications services. Paragraph 31(a)(i) under IFRS 13 states that “If the highest and best use of the asset is to use the asset in combination with other assets or with other assets and liabilities, the fair value of the asset is the price that would be received in a current transaction to sell the asset assuming that the asset would be used with other assets or with other assets and liabilities and that those assets and liabilities (i.e. its complementary assets and the associated liabilities) would be available to market participants.” Because there was no current transaction in the market place, the Company explored the following possible valuation techniques to determine the fair value of Tower Assets, and during the valuation, the use of relevant observable inputs was maximized and the use of unobservable inputs was minimized pursuant to paragraph 61 under IFRS 13:

•	DRC Method. From the perspective of a market participant seller, the price that would be received for an asset is determined based on the cost to a market participant buyer to acquire or construct a substitute asset of comparable utility, as adjusted for obsolescence. That is because a market participant buyer would not pay more for an asset than the amount for which it could replace the service capacity of that asset. Obsolescence encompasses physical deterioration, functional (technological) obsolescence and economic (external) obsolescence and is broader than depreciation for financial reporting purposes (an allocation of historical cost) or tax purposes (using specified service lives). The DRC Method is a commonly used valuation technique in China to measure the fair value of tangible assets that are used in combination with other assets or with other assets and liabilities. The Company considered the DRC Method is an appropriate valuation technique in determining the fair value of the Tower Assets because (i) there is sufficient and objective data available, and (ii) the Tower Assets mainly provide the transmission support for the provision of the telecommunications services in current market condition. Under the DRC Method, the fair value of the Tower Assets was determined by the Company based on the total replacement cost multiplying by newness rate. The total replacement cost included the cost of purchase, construction and installation, upfront expenses and other expenses etc. The cost of purchase, construction and installation was determined by the Company by reference to the local market price. The newness rate of the Tower Assets was determined by the Company mainly on the basis of economic lifespan and the number of years of the Tower Assets used based on the usage conditions and technical conditions etc.

Mr. Pacho

•	Market Approach Method. As there is no similar transaction in the market place to be the reference, the Company concluded that the Market Approach Method is not an appropriate method to determine the fair value of the Tower Assets transferred.

•	Discounted Cash Flow Method. As aforementioned, the Tower Assets had never been operated by the Company as a separate business or generated revenue on a standalone basis. Upon the completion of the transaction, China Tower has generated revenue through the lease of the Tower Assets as well as the newly-added telecommunications towers to three telecommunications operators. However, the cash flow forecast is highly judgmental on the facts and circumstances on the measurement date on October 31, 2015 (i.e. the completion date of transfer of Tower Assets) because (i) the leasing and pricing arrangement in relation to the lease of telecommunications towers was still under negotiation and had not been finalized until July 8, 2016; and (ii) the tower network restructuring arrangement to optimize the network coverage will significantly affect the number and locations of tower assets to be leased (i.e. the Individual Service Order (“ISO”)) including the arrangement of the sharing of Tower Assets which would result in significant impact on the cash flow forecast. In addition, there was also no leasing and pricing arrangement that could be referenced in current market. Accordingly, the Company concluded that the Discounted Cash Flow Method is also not an appropriate method to determine the fair value of the Tower Assets transferred.

In light of the foregoing reasons, after considering the “highest and best use” of the Tower Assets from a market participant’s perspective under the then current market condition, and the available valuation techniques that are appropriate in this transaction and for which sufficient data are available to measure the fair value, the Company believed that the DRC Method is the most appropriate approach to determine the fair value of the Tower Assets transferred.

As the term of ISO was not available at the time of transfer of Tower Assets and the cash flow estimation is highly judgemental, the fair value of the lease contracts with China Tower was not considered when the Company determined the fair value of the Tower Assets.

Mr. Pacho

The Company duly considered paragraph 57 to paragraph 60 and paragraph B4 under IFRS 13 and concluded that the transaction prices equalled to the fair value considering (i) the transaction was entered into based on commercial terms in the ordinary and usual course of business of the parties involved even the parties involved are ultimately controlled by the government of the PRC; (ii) the transaction did not take place under duress and the Company was not forced to accept the price in the transaction; (iii) the unit of account represented by the transaction price was the same with the unit of account for the asset measured at fair value because (a) China Tower was basically a “shell” company prior to the transfer of the Tower Assets transaction as China Tower only carried out minimal activities; (b) the term of ISO was not available at the time of transfer of Tower Assets and the cash flow estimation is highly judgmental which would indicate that the underlying fair value of the shares of China Tower is the fair value of the Tower Assets upon the completion of the transaction; and (iv) there were no markets different from the principal market for the Tower Assets.

In light of the foregoing reasons, the Company considered that the fair value of the Tower Assets transferred where the valuation involved an independent valuation firm is an appropriate proxy of the fair value of China Tower equity.

SEC Comment No. 3

We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by China Tower or other towers owned by another party. Refer to IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

Response to Comment No. 3

There were not any leasing options available to the Company at the end of the lease term in the leasing and pricing arrangement entered into by the Company and China Tower on July 8, 2016. Before the expiry of the term of the ISO under our lease arrangement with China Tower, the parties will discuss whether to enter into a separate product and service confirmation letter to confirm matters concerning the subsequent provision of the relevant products and services. The Company acknowledged that it has to use the tower assets for the provision of services to its subscribers, however, the Company needs to determine to lease any particular individual tower asset and related assets depending on its then business needs. In addition, as the technology in the telecommunications industry develops over time, the Company has no intention to enter into a lease arrangement of more than 5 years at this moment. At the same time, when the Company’s lease arrangement with China Tower expires, China Tower will also decide the leasing of individual tower asset and related asset to the other telecommunications operators and other potential customers considering China Tower is actively exploring the other potential revenue sources. As a result, before the expiry of the lease term, it will remain uncertain which individual tower asset and related assets will be leased subsequently.

Mr. Pacho

As there is no leasing option available to the Company under its lease arrangement with China Tower at the end of the five years of the lease term, based on the calculation of the present value of lease payments in a five years lease period, it is noted that the present value of lease payment accounts for approximately 50% to 60% of the fair value of the leased assets taking into the consideration of the sharing ratio of Tower Assets and the discount rate which was referenced to the incremental borrowing rate. Therefore, at the inception of the lease arrangement between the Company and China Tower, the present value of the minimum lease payments did not amount to substantially all of the fair value of the leased asset.

There is no term in the lease arrangement between the Company and China Tower with respect to the exclusive use of the towers in a specific location and other technical requirements. Over time, for those non-occupied towers, based on the business needs, they could be used by any telecommunications operator without limitation, in order to reduce the overall capital expenditure and operational costs of the three major telecommunications operators and to improve network coverage of the operators. Even when a tower’s original capacity is fully utilized, limited costs are expected to be incurred to expand the capacity of the tower assets in order to install certain additional antenna and other equipment in such tower. Nevertheless, it does not mean that the leased assets are of such a specialised nature that only the Company can use them without major modifications.

Should you have any questions or wish to discuss the foregoing, please contact Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (tel: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Terry French
Charles Eastman
(United States Securities and Exchange Commission)

Mr. Pacho

Xue Taohai
Gong Chen
Mirian Niu
(China Mobile Limited)

Chun Wei
(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung
Dora Song
(PricewaterhouseCoopers Zhong Tian LLP)